                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549





                                   FORM N-1A

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                                Amendment No. 21


                               File No. 811-1144





                      THE FINANCE COMPANY OF PENNSYLVANIA
        ---------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)



              226 Walnut Street, Philadelphia, Pennsylvania  19106
        ---------------------------------------------------------------
                    (Address of Principal Executive Offices)



       Registrant's Telephone Number, including Area Code:  215-351-4778
                                                            ------------

                       Mr. Charles Mather, III, President
                               226 Walnut Street
                       Philadelphia, Pennsylvania  19106
        ---------------------------------------------------------------
                    (Name and Address of Agent for Service)

THE FINANCE COMPANY OF PENNSYLVANIA

CONTENTS OF FORM N-1A
------------------------------------------------------------------------------

                                                                     Page
                                                                     ----
PART A           INFORMATION REQUIRED IN A PROSPECTUS

   Item 1.       Cover Page                                             3
   Item 2.       Synopsis                                               3
   Item 3.       Supplementary Financial Information                    3
   Item 4.       General Information and History                        3
   Item 5.       Management of the Company                              4
   Item 6.       Capital Stock                                          4
   Item 7.       Purchase of Securities Being Offered                   4
   Item 8.       Redemption or Repurchase                               4
   Item 9.       Pending Legal Proceedings                              4

PART B           INFORMATION REQUIRED IN A STATEMENT OF
                 ADDITIONAL INFORMATION

   Item 10.      Statement of Additional Information                    5
   Item 11.      Table of Contents                                      5
   Item 12.      General Information and History                        5
   Item 13.      Investment Objectives and Policies                   5-7
   Item 14.      Management of the Company                              7
   Item 15.      Control Persons and Principal Holders
                   of Securities                                        8
   Item 16.      Investment Advisory Services                           8
   Item 17.      Brokerage Allocation                                 8-9
   Item 18.      Capital Stock                                          9
   Item 19.      Purchase, Redemption and Pricing
                   of Securities Being Offered                       9-10
   Item 20.      Tax Status                                            10
   Item 21.      Underwriters                                          10
   Item 22.      Calculation of Yield Quotations of Money
                   Market Funds                                        10
   Item 23.      Financial Statements and Independent Auditors'
                   Report                                           11-22

PART C           OTHER INFORMATION

   Item 24.      Financial Statements and Exhibits                     23
   Item 25.      Persons Controlled by or Under Common Control         23
   Item 26.      Number of Holders of Securities                       23
   Item 27.      Indemnification                                    23-24
   Item 28.      Business and Other Connections of
                   Investment Adviser                                  24
   Item 29.      Principal Underwriters                                24
   Item 30.      Location of Accounts and Records                      24
   Item 31.      Management Services                                   24
   Item 32.      Undertakings                                          24

SIGNATURES                                                             25

EXHIBIT INDEX                                                          26

                      THE FINANCE COMPANY OF PENNSYLVANIA

                                   FORM N-1A





                                     PART A

ITEM 1.       Cover Page (Prospectus Only) - INAPPLICABLE

ITEM 2.       Synopsis (Prospectus Only) - INAPPLICABLE

ITEM 3.       Supplementary Financial Information - INAPPLICABLE

ITEM 4.       General Information and History

              General Information

              Registrant was organized as a corporation by a special act of the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871.

              Development of Business

              Registrant until December 29, 1961, carried on its business under a special charter granted by the General Assembly of the Commonwealth of Pennsylvania, approved May 12, 1871. It was until December 29, 1961, engaged in the business of banking; it also held certain investments and parcels of real estate. On December 29, 1961, Registrant filed Articles of Amendment with the Bureau of Corporations, Commonwealth of Pennsylvania, amending its charter in its entirety and providing in substance that Registrant henceforward will have as its principal purpose that of an investment company, and on that date an agreement with the Secretary of Banking of the Commonwealth of Pennsylvania was entered into under which the Commonwealth recognized that the Registrant was no longer engaged in the banking business.

              Subclassification of Registrant

              (a) -  Registrant is an open-end investment company.

              (b) - Registrant operates as a nondiversified investment company.


              The objective or objectives of the Company are: to own, purchase and sell securities of business enterprises of any nature whatsoever; to own, hold, use, purchase and sell real and personal property of any nature whatsoever as principal and not as agent; and to carry on the business of an open-end investment company, as defined under the provisions of the Pennsylvania Business Corporation Law, (as in effect on December 29, 1961).


              The authority to make, alter, amend or repeal these objectives shall be vested in the Board of Directors, subject always to the power of the stockholders to change such action.

ITEM 5.       Management of the Company

              The Directors of the Company consist of five individuals, three of whom are not "interested persons" of the Company as defined in the Investment Company Act of 1940. The Directors of the Company are responsible for the overall supervision of the operations of the Company and perform the various duties imposed on the Directors of investment companies by the Investment Company Act of 1940.

              The Company's investment adviser is Cooke & Bieler, Inc., Philadelphia, Pennsylvania 19102. Cooke & Bieler, Inc. is retained to furnish reports, statistical and research services, and advice and recommendations with respect to the Company's portfolio of securities and investments. Cooke & Bieler, Inc. is paid an annual fee equal to .5% of monthly portfolio value less the value of certain investments.


              United Missouri Bank, N.A. is the Company's Custodian. The Company acts as its own transfer agent, dividend paying agent, and registrar.



              Total expenses for the Company during 1996 were $382,949 or .86% of average net assets.


ITEM 6.       Capital Stock

              The authorized capital stock of the Company consists of 232,000 shares of capital stock, par value $10 each. Each share has equal dividend, distribution and liquidation rights. All dividends and distributions are payable in cash. Each holder of capital stock has one vote for each share held. Voting rights are cumulative for directors. The registrant met the requirements of Subchapter M of the Internal Revenue Code during the last fiscal year and does not anticipate any change in such status. The Company has adopted the policy of paying out in dividends each year substantially all net investment income. The Company pays the applicable Federal capital gains tax for shareholders and retains the net balance for reinvestment, except to the extent that such gains are considered distributed to redeeming shareholders. Shareholder inquiries should be directed to the Company by writing or telephoning the Company at the address or telephone number indicated on the cover of this statement.

ITEM 7.       Purchase of Securities Being Offered

              INAPPLICABLE

ITEM 8.       Redemption or Repurchase

              Shares of the Company may be redeemed by mail by writing directly to the Company. The redemption request must be signed exactly as the shareholder's name appears on the form of registration and must include the account number. If shares are owned by more than one person, the redemption request must be signed by all owners exactly as their names appear in the registration. Stock certificates must be tendered along with the signed redemption request.

ITEM 9.       Pending Legal Proceedings

              None

                                     PART B

ITEM 10.      Statement of Additional Information

              The Finance Company of Pennsylvania is a nondiversified, open-end investment company which seeks long-term appreciation of its shareholders' capital.

              The Company does not sell shares in its Fund. The Company does, however, hold itself ready to redeem any of its outstanding shares at net asset values as determined on the day of final tender of the shares or on the next day on which the New York Stock Exchange is open.


ITEM 11.      Table of Contents                                                  Page
              -----------------                                                  ----
              Investment Objectives and Policies                                 5-7
              Management of the Company                                            7
              Investment Advisory Services                                         8
              Brokerage Allocation                                               8-9
              Capital Stock                                                        9
              Purchase, Redemption and Pricing of Securities Being Offered      9-10
              Tax Status                                                          10
              Financial Statements and Independent Auditors' Report            11-22


ITEM 12.      General Information and History

              INAPPLICABLE

ITEM 13.      Investment Objectives and Policies

              In addition to the investment objectives and policies set forth under Item #4 of Part A, the Company has adopted the following policies relating to the investment of its assets and its activities, which are fundamental policies and may not be changed without the approval of the holders of a majority of the Company's outstanding voting securities as defined in the Investment Company Act of 1940.

              Fundamental Policies of the Registrant

              (a) - The issuance of senior securities: the Registrant has not issued any senior securities, and it does not propose to issue any senior securities.

              (b) - The borrowing of money: the Registrant has not borrowed money, and it does not propose to borrow money.

              (c) - The underwriting of securities of other issuers: the Registrant has not underwritten securities of other issuers, and it does not propose to underwrite securities of other issuers.

              (d) -  The concentration of investments in particular industries:
                     Consistent with its policy to diversify its investments among various industries, the Registrant will nonetheless concentrate its investments in the banking industry. Registrant has held shares of PNCBank Corp. for many years but has no intention of increasing the number of shares it owns. Because of the growth in the market value of the PNCBank stock relative to the market value of its other holdings, PNCBank represented as of the end of its most recent year more than 25% of the assets in its portfolio. On this basis alone, the Registrant may be deemed to be concentrating in the banking industry. Registrant may determine that attractive opportunities exist to purchase securities in other banking organizations. In no event, however, will the Registrant invest more than 50% of its assets at any time in the banking industry.


              (e) - The purchase and sale of commodities or commodity contracts: the Registrant has neither purchased nor sold commodities or commodity contracts, nor does it propose to do so in the future.

              (f) - Other fundamental policies: Registrant reserves freedom of action to, and from time to time, may invest in any type of security or property whatever, to the extent permitted by law. It is the policy of Registrant to engage as its principal activity in the business of investing and reinvesting its capital in a widely diversified portfolio of securities with a view to holding those which appear to offer sound possibilities of current income and future growth of principal.

                     Registrant will not write or purchase options, including puts, calls, straddles, spreads or any combination thereof. Nor will Registrant purchase or sell commodities, commodity contracts, oil, gas or mineral exploration or development programs, or real estate (although investments in marketable securities of companies engaged in such activities are not precluded in this restriction).


              To the extent that Registrant presently owns securities of various corporations, it is its policy to retain those investments, adding to them if deemed advisable by the Board of Directors, so long as they appear to meet the criteria set forth above.

              Policies with Respect to Security Investments

              (a) - Registrant may invest in bonds, preferred stocks and common stocks of other issuers. It reserves the right to invest in such securities in any proportion deemed advisable by its Board of Directors.

              (b) - Registrant may invest no more than 25% of its assets in the securities of any one issuer.

              (c) - Registrant may acquire up to 100% of the voting securities of any one issuer if deemed advisable by its Board of Directors.

              (d) - It is not the present policy of Registrant to invest in companies for the purpose of exercising control or management.

              (e) - Registrant reserves the right to invest in securities of other investment companies if deemed advisable by its Board of Directors.

              (f) - Registrant has no restrictions upon portfolio turnover of its investments. However, it is not Registrant's policy to engage in portfolio transactions with the objective of seeking profits from short-term trading. It does reserve the right, if deemed advisable or necessary by its Board of Directors, to sell any asset at any time, regardless of the holding period.

              (g) - The charter of Registrant sets forth its powers and purposes, in their entirety, as follows:

                       "The purpose or purposes of the corporation are: To own, purchase and sell securities of business enterprises of any nature whatsoever; to carry on the business of an investment company; and to own, hold, use, purchase and sell real and personal property of any nature whatsoever; provided that this corporation shall not engage in the business of banking or in any activity other than those permitted to corporations incorporated under the Pennsylvania Business Corporation Law."

ITEM 14.      Management of the Company

              Listed below are the Directors of the Company and the date at which they first became a Director of the Company. The persons indicated by the * are Directors who are or may be deemed to be "interested persons" of the Company as defined in the Investment Company Act of 1940.


    Name and Year
    He First Became
      a Director                                  Principal Occupation
      ----------                                  --------------------
Charles E. Mather, III*      President of the Company; he is President and Director of Mather &
1981                         Co. (insurance brokers), with which he has been associated for more than five years; he is also a Director of Quaker City Insurance Co.,
                             American Shipbuilders and Shipowners Mutual Assurance Company,
                             Christiana Bank & Trust Company, Greenville, DE and Addison Capital
                             Shares, Inc., an investment company.  He is 62 years old.

Frank A. Wood, Jr.*          Secretary/Treasurer of the Company; retired as Vice President,
1975                         Provident National Bank on August 1, 1986, with which he had been associated for more than five years; President and Director,
                             Pennsylvania Warehousing and Safe Deposit Company, an
                             affiliate as defined in the Investment Company Act of 1940, and
                             Director, South Chester Tube Co.  He is 76 years old.

Jonathan D. Scott            Senior Vice President, PNC Bank Corp., with which he has been
1990                         associated since June 1985; he is also a Director of the Pennsylvania
                             Warehousing and Safe Deposit Company.  He is 44 years old.

Herbert S. Riband, Jr.       Partner in the Law firm Saul, Ewing, Remick & Saul since 1971.  He is
1994                         60 years old.

Shaun F. O'Malley            Chairman Emeritus Price Waterhouse LLP; retired June 30, 1995 as Chairman
1996                         of Price Waterhouse World Organization and U.S. Firm, with which he had been associated for more than five years; Director of Philadelphia
                             Contributionship. He is 61 years old.



The Company pays each Director who is not a salaried officer an annual fee and a fee for each meeting of the Board and each meeting of the Executive Committee and Audit Committee actually attended. Aggregate remuneration for all officers and directors as a group (7 persons) during the year was $144,275, including $41,150 paid to directors who were not salaried officers of the Company. The Company rented office space from Mr. Mather's employer, Mather & Co., for an annual rent of $5,100. The Board, with Mr. Mather abstaining, approved such rental payments as being in the Company's best interests.



The aggregate compenstion paid by the Company to each of its directors for the fiscal year ended December 31, 1996 is set forth in the table below. None of the Company's directors is a director of any other investment company in a "fund complex" with the Company (that is, an investment company that receives investment advisory services from the Company's investment adviser or any affiliated person of the Company's investment adviser).





        NAME                                    AGGREGATE COMPENSATION
                                                   FROM THE COMPANY
        Charles E. Mather III                           $      0*
        Frank A. Wood, Jr.                              $ 10,400
        Jonathan D. Scott                               $ 10,250**
        Herbert S. Riband, Jr.                          $ 10,875
        Shaun F. O'Malley                               $  9,625


----------
* Mr. Mather receives no compensation for serving as director of the Company. Mr. Mather's salary for serving as President of the Company was less than $60,000 for the fiscal year ended December 31, 1996.



**      Mr. Scott's compenstion is paid to his employer.

ITEM 15.      Control Persons and Principal Holders of Securities

              INAPPLICABLE

ITEM 16.      Investment Advisory Services

              The Company's Investment Adviser, Cooke & Bieler, Inc., is retained to furnish reports, statistical and research services, and advice and recommendations with respect to the Company's portfolio of securities and investments. Investment decisions are made by the Company. Cooke & Bieler, Inc. is not a broker and therefore the Investment Advisory Contract provides that, with the approval of the Company's management, Cooke & Bieler, Inc. may select such brokers, from time to time, as may appear to be in the best interest of the Company.

              The Investment Advisory Contract, unless terminated, continues until April 30 of each year, provided that such continuance is specifically approved at least annually either by the Board of Directors of the Company or by the vote of a majority of the Company's outstanding shares and, in either case, by the vote of a majority of the Company's directors who are not parties to the contract or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval. The contract may be terminated at any time without penalty by either party on sixty (60) days' written notice and will automatically terminate in the event of any assignment. No director of the Company is an interested party of Cooke & Bieler, Inc.

              Under the contract the Company agrees to pay monthly to the Investment Adviser a fee equal to one-twelfth (1/12) of fifty one hundredths of one percent (.5%) of the monthly portfolio value of the Company (an aggregate of fifty one hundredths of one percent (.5%) per year), it being agreed that in the determination of monthly portfolio value, there shall not be included the holdings of the Company in PNC Bank Corp. (formerly PNC Financial Corporation), Pennsylvania Warehousing & Safe Deposit Company and Penn Virginia Corporation, their successors, United States Treasury Notes and Bonds, and such other holdings as may be mutually agreed upon by the Company and the Investment Adviser. The exclusion of these holdings is appropriate as they are all holdings either without any regular trading market or without an active regular market and/or with respect to each of which the officers and directors have particularly close knowledge.


              The total dollar amount paid by the Company under the investment advisory contract for the last three years was $80,731, $88,647 and $100,026.


ITEM 17.      Brokerage Allocation


              During the past year the Company had transactions in the ordinary course of business with respect to its investments. Brokerage commissions in connection with the purchase and sale of securities for the Company's portfolio during the years 1994, 1995 and 1996 amounted to $8,146 and $5,930 and $7,275, respectively. The Company has been advised that certain brokers who receive commissions from the Company in connection with such transactions make statistical and research services available to the Investment Adviser. Such services consist of items such as basic reports on specific companies, quarterly updates on specific companies, statistical analyses of a specific industry, reports on the outlook for a particular industry, economic analyses of the domestic and foreign economies and analyses of standard portfolios (for example, diversification and beta factors) and reports of economic statistics. To the extent that they have value, these services may benefit not only the Company but also the Investment

              Adviser and its other clients. However, the expenses of the Company will not necessarily be reduced as a result of the receipt of such services. The Company has been further advised that it is the policy of the Investment Adviser to recommend for transactions of the Company those brokers who in its judgment will provide the best price and execution. In reaching its decision, the Investment Adviser considers such factors as the rate of commission to be paid by the Company with rates paid by other institutional investors, the price of the security, the size, type and difficulty of the transaction and the brokers' general execution and operational facilities. Consistent with the overall policy of obtaining the best price and execution, the Company may from time to time pay brokerage commissions in excess of those which another broker might have charged in effecting the same transaction in recognition of the value of research services provided by the broker. For the years 1994, 1995 and 1996, the Company paid aggregate brokerage commissions of $8,146, $5,930 and $7,275.


ITEM 18.      Capital Stock

              In addition to the information set forth under Item #6 of Part A, the following information applies to the capital stock authorized by the Company:

              Capital Stock

              Common stock (only class)

              (1) Dividend rights: each share has equal dividend rights, such rights to be determined by the Board of Directors.

              (2) Voting rights: one vote per share, cumulative for directors.

              (3) Liquidation rights: each share has equal liquidation rights, pro rata, after payment of all liabilities.

              (4) Preemptive rights: holders shall have preemptive rights in any issue for cash.

              (5)    Conversion rights:  none.

              (6)    Redemption provisions:  See Item #8 of Part A.

              (7)    Sinking fund provisions:  none.

              (8)    Liability to further calls or assessment:  none.

ITEM 19.      Purchase, Redemption and Pricing of Securities Being Offered

              The redemption price for shares upon written request will be the net asset value per share as next computed after receipt of such request in good order by the Company. Payment for shares redeemed will be made typically within several days after receipt, if in good order, but no later than seven days after the valuation date.

              The net asset value per share is computed by dividing the total value of the assets of the Fund, less its liabilities, by the total number of outstanding shares. Computations are made in accordance with generally accepted accounting principles, valuing each listed security at its last sale price. On the day on which the determination is made, or if no price is available, the latest bid price is used. Securities traded over-the-counter are valued at the mean of the latest available bid and asked prices. Securities for which quotations are not readily available, restricted securities and other assets are valued at fair value as determined in good faith by the Board of Directors.

              The Company does not offer shares for purchase.

ITEM 20.      Tax Status

              The Company has elected to be taxed as a regulated investment company meeting the requirements of the Internal Revenue Code. As such, the Company has adopted the policy of paying out in dividends each year substantially all net investment income. Consistent with existing policy, the Company is paying the applicable Federal capital gains tax for shareholders and retaining the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders.

ITEM 21.      Underwriters

              INAPPLICABLE

ITEM 22.      Calculation of Yield Quotations of Money Market Funds

              INAPPLICABLE

ITEM 23.      Financial Statements and Independent Auditors' Report

[Deloitte & Touche LLP Letterhead]

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The Finance Company of Pennsylvania:

     We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of The Finance Company of Pennsylvania as of December 31, 1996, the related statement of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 1996 and 1995, and the condensed financial information for each of the years in the five-year period ended December 31, 1996. These financial statements and the condensed financial information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the condensed financial information based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the condensed financial information are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1996 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and condensed financial information present fairly, in all material respects, the financial position of The Finance Company of Pennsylvania at December 31, 1996, the results of its operations, the changes in its net assets, and the condensed financial information for the respective stated periods in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
January 24, 1997

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1996

ASSETS
INVESTMENTS-AT MARKET OR FAIR VALUE (NOTE 1):
     U.S. TREASURY NOTES (IDENTIFIED COST
        $4,413,663)...................................   $ 4,555,796
     MUTUAL FUNDS & OTHER SHORT-TERM INVESTMENTS
           (IDENTIFIED COST $5,194,124)...............     5,188,167
     COMMON STOCKS (IDENTIFIED COST $8,770,422)
           INCLUDING AFFILIATE (NOTE 2)...............    39,425,873
                                                         -----------
                TOTAL INVESTMENTS.....................    49,169,836
CASH..................................................        17,224
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE.............       237,305
PREPAID EXPENSES......................................        17,270
OTHER ASSETS..........................................         2,250
                                                         -----------

                TOTAL.................................    49,443,885
                                                         -----------
LIABILITIES
DIVIDENDS PAYABLE (NOTE 6)............................     1,010,399
ACCRUED EXPENSES AND TAXES (NOTE 1)...................       663,200
                                                         -----------

                TOTAL.................................     1,673,599
                                                         -----------
NET ASSETS
NET ASSETS (WITH INVESTMENTS AT MARKET OR FAIR VALUE)
     EQUIVALENT TO $827.81 PER SHARE ON 57,707 SHARES
     OF $10 PAR VALUE CAPITAL STOCK OUTSTANDING AT
     DECEMBER 31, 1996 (AUTHORIZED 232,000 SHARES)....   $47,770,286
                                                         ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS
                               DECEMBER 31, 1996

                       U.S. TREASURY OBLIGATIONS -- 9.27%

                                                            Aggregate
                                                              Quoted
Principal                                     Identified   Market Price
 Amount                                          Cost        (Note 1)
---------                                     ----------   ------------
1,000,000   U.S. TREASURY NOTES 9 1/4% DUE
                 8/15/98....................  $1,000,079   $ 1,050,312
  900,000   U.S. TREASURY NOTES 8 7/8% DUE
                 2/15/99....................     900,705       952,031
  700,000   U.S. TREASURY NOTES 7 3/4% DUE
                 1/31/00....................     699,296       732,594
1,000,000   U.S. TREASURY NOTES 7 7/8% DUE
                 8/15/01....................   1,052,670     1,065,937
  750,000   U.S. TREASURY NOTES 6 3/8% DUE
                 8/15/02....................     760,913       754,922
                                              ----------   -----------
                    TOTAL...................   4,413,663     4,555,796
                                              ----------   -----------

                 MUTUAL FUNDS AND OTHER SHORT-TERM
                          SECURITIES -- 10.55%

       Face Value/
     Principal Amount
--------------------------
   10,000   TREASURY TRUST FUND.............      10,000        10,000
1,972,470   FEDERAL TRUST FUND..............   1,972,470     1,972,470
2,212,291   FED FUND........................   2,212,291     2,212,291
  500,000   U.S. TREASURY BILL 5.09% DUE
                 1/9/97.....................     499,391       493,250
  500,000   U.S. TREASURY NOTES 8% DUE
                 1/15/97....................     499,972       500,156
                                              ----------   -----------
                    TOTAL...................   5,194,124     5,188,167
                                              ----------   -----------

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                               DECEMBER 31, 1996

                            COMMON STOCKS -- 80.18%

                                                            Aggregate
                                                              Quoted
 Number                                       Identified   Market Price
of Shares                                        Cost        (Note 1)
---------                                     ----------   ------------
            PETROLEUM AND MINING -- 7.10%
   16,000   EXXON CORP......................  $   91,444   $ 1,568,000
   10,000   MOBIL CORP. ....................      62,715     1,222,500
   15,000   PENN VIRGINIA CORP. ............      22,382       701,250
                                              ----------   -----------
                     TOTAL..................     176,541     3,491,750
                                              ----------   -----------
            BANKING, INSURANCE AND FINANCIAL
            HOLDING COMPANIES -- 40.62%
    9,500   MARSH & MCLENNAN, INC. .........  $  522,710       988,000
  484,000   PNC BANK CORP. .................     292,417    18,210,500
   12,000   STATE STREET BOSTON CORP. ......     376,689       775,500
                                              ----------   -----------
                     TOTAL..................   1,191,816    19,974,000
                                              ----------   -----------
            MANUFACTURING AND DIVERSIFIED -- 19.89%
   16,000   AMP, INC. ......................     422,130       614,000
    2,500   BOEING CO. .....................      93,363       266,250
   21,000   CORNING INC. ...................     631,845       971,250
   14,500   DOVER CORP. ....................     261,750       732,250
    6,000   DOW CHEMICAL CO. ...............     116,338       470,250
    6,000   EMERSON ELECTRIC................     181,980       581,250
   19,000   GENUINE PARTS CO. ..............     469,072       845,500
    3,500   INT'L BUSINESS MACHINE..........     363,995       530,250
    8,000   INT'L FLAVORS & FRAGRANCES......     327,606       360,000
   10,000   MINNESOTA MINING & MFG. CO. ....     170,764       830,000
   10,000   MOTOROLA .......................     516,200       612,500
   21,500   READERS DIGEST A................     882,941       865,375
   15,000   RUBBERMAID INC. ................     361,425       339,375
   15,000   SHERWIN WILLIAMS CO. ...........     481,800       840,000
   11,000   UNION CAMP CORP. ...............     386,515       525,250
    7,500   XEROX CORP. ....................     351,150       394,688
            --------------------------------  ----------   -----------
                     TOTAL..................   6,018,874     9,778,188
            --------------------------------  ----------   -----------

                       SEE NOTES TO FINANCIAL STATEMENTS

                            PORTFOLIO OF INVESTMENTS

                               DECEMBER 31, 1996

                           COMMON STOCKS -- CONCLUDED

                                                            Aggregate
                                                              Quoted
 Number                                      Identified    Market Price
of Shares                                       Cost         (Note 1)
---------                                    -----------   ------------
            DRUGS AND PHARMACEUTICALS -- 5.60%
    9,000   BRISTOL-MYERS SQUIBB CO. ......  $   506,137   $   981,000
    8,000   JOHNSON & JOHNSON..............       88,070       398,000
    7,500   MERCK & CO. ...................      168,925       597,188
   12,000   SCHERING-PLOUGH................      342,795       777,000
                                             -----------   -----------
                     TOTAL.................    1,105,927     2,753,188
                                             -----------   -----------
            COMMUNICATIONS -- 1.32%
   10,000   BELL ATLANTIC CORP. ...........      178,287       647,500
                                             -----------   -----------
            FOOD/RETAIL MERCHANDISING -- 2.46%
   23,000   COCA-COLA CO. .................       27,578     1,210,375
                                             -----------   -----------
            DIVERSIFIED HOLDING -- 3.19%
      732   PENNSYLVANIA WAREHOUSING AND
                 SAFE DEPOSIT COMPANY (NOTE
                 2)........................       71,399     1,570,872
                                             -----------   -----------
                     TOTAL COMMON STOCKS...    8,770,422    39,425,873
                                             -----------   -----------
                     TOTAL INVESTMENTS.....  $18,378,209   $49,169,836
                                             ===========   ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

INVESTMENT INCOME:
     INCOME:
           DIVIDENDS (INCLUDING DIVIDENDS FROM
                AFFILIATE -- NOTE 2).....................    $1,463,075
           INTEREST......................................       390,497
                                                             ----------
                TOTAL....................................     1,853,572
     EXPENSES:
           COMPENSATION....................   $   103,125
           TAXES OTHER THAN INCOME TAXES...        22,105
           DIRECTORS' FEES (NOTE 5)........        41,150
           INVESTMENT ADVISORY FEES (NOTE
             5)............................       100,026
           LEGAL...........................         6,375
           AUDITING & ACCOUNTING...........        46,980
           CUSTODIAN.......................        14,252
           INSURANCE.......................        20,296
           OTHER OFFICE AND
             ADMINISTRATIVE................        28,640
                                              -----------
                TOTAL....................................       382,949
                                                             ----------
     NET INVESTMENT INCOME...............................     1,470,623
                                                             ----------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS
  (NOTE 3):
     REALIZED GAIN FROM SECURITY
        TRANSACTIONS
           (EXCLUDING SHORT-TERM
             INVESTMENTS):
           PROCEEDS FROM SALES.............   $ 3,675,509
           COST OF SECURITIES SOLD.........     1,852,207
                                              -----------
                NET REALIZED GAIN........................     1,823,302
     UNREALIZED APPRECIATION OF
        INVESTMENTS:
           AT JANUARY 1, 1996..............    26,719,524
           AT DECEMBER 31, 1996............    30,791,626
                                              -----------
     INCREASE IN NET UNREALIZED APPRECIATION.............     4,072,102
                                                             ----------
NET GAIN ON INVESTMENTS..................................     7,366,027
CAPITAL GAINS TAX PAYABLE ON BEHALF OF SHAREHOLDERS
  (NOTE 1)...............................................      (631,197)
                                                             ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.....    $6,734,830
                                                             ==========

                       SEE NOTES TO FINANCIAL STATEMENTS

                       STATEMENT OF CHANGES IN NET ASSETS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                1996           1995
                                             -----------    -----------
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
     NET INVESTMENT INCOME................   $ 1,470,623    $ 1,455,706
     NET REALIZED GAIN ON INVESTMENTS.....     1,823,302      1,559,359
     INCREASE IN NET UNREALIZED
        APPRECIATION ON INVESTMENTS.......     4,072,102      8,942,162
     CAPITAL GAINS TAX PAYABLE ON BEHALF
        OF SHAREHOLDERS (NOTE 1)..........      (631,197)      (499,377)
                                             -----------    -----------
     NET INCREASE IN NET ASSETS RESULTING
        FROM OPERATIONS...................     6,734,830     11,457,850
     UNDISTRIBUTED INVESTMENT INCOME
        INCLUDED IN PRICE OF SHARES
        REDEEMED..........................        (2,860)       (14,095)
     REALIZED GAIN FROM SECURITY
        TRANSACTIONS INCLUDED IN PRICE OF
        SHARES REDEEMED...................        (4,509)       (18,569)
     DIVIDENDS TO SHAREHOLDERS FROM NET
        INVESTMENT INCOME.................    (1,482,730)    (1,555,512)
CAPITAL SHARE TRANSACTIONS:
     (EXCLUSIVE OF AMOUNTS ALLOCATED TO
        INVESTMENT INCOME AND NET REALIZED
        GAIN FROM SECURITY TRANSACTIONS)
        (NOTE 1):
           COST OF SHARES OF CAPITAL STOCK
             REDEEMED.....................      (181,342)      (855,906)
                                             -----------    -----------
     TOTAL INCREASE IN NET ASSETS.........     5,063,389      9,013,768
NET ASSETS:
     BEGINNING OF YEAR....................    42,706,897     33,693,128
                                             -----------    -----------
     END OF YEAR [INCLUDING UNDISTRIBUTED
        NET INVESTMENT LOSS OF ($269,130)
        AND ($269,069) RESPECTIVELY]......   $47,770,286    $42,706,896
                                             ===========    ===========

                       SEE NOTES TO FINANCIAL STATEMENTS

                         NOTES TO FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

1. SIGNIFICANT ACCOUNTING POLICIES
     The Company is registered under the Investment Company Act of 1940, as amended, as a regulated open-end investment company. On April 21, 1964, the stockholders approved amendments to the Articles of Incorporation whereby, since that date, the Company has held itself ready to redeem any of its outstanding shares at net asset value. Net asset value for redemptions is determined at the close of business on the day of formal tender of shares or the next day on which the New York Stock Exchange is open. Transactions in capital stock were as follows:

                                                 Number         Aggregate
                                                of Shares        amount
                                                ---------       ---------
Shares redeemed:
     Year Ended December 31, 1996.............      248         $188,711
     Year Ended December 31, 1995.............    1,287         $888,570

     The following is a summary of significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

Portfolio Valuation
     Investments are valued using published bid quotes as of December 31, 1996. Costs used to determine realized gain or loss from securities transactions are those of the specific securities sold. Investments in non-marketable securities are valued at fair value as determined by the Board of Directors (see Note 2).

Federal Income Taxes
     No provision has been made for Federal income taxes other than capital gains tax because the Company has elected to be taxed as a regulated investment company meeting certain requirements of the Internal Revenue Code. As such, the Company is paying the applicable Federal capital gains tax for shareholders and retaining the net balance for reinvestment, except to the extent that such gains are considered to have been distributed to redeeming shareholders.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. The Company's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Other
     As is common in the industry, security transactions are accounted for on the trade date. Dividend income and distributions to shareholders are recorded on the ex-dividend date.

2. NON-MARKETABLE SECURITY OF AFFILIATE
     There is no ready market for the below listed security. Fair value is established by the Board of Directors of The Finance Company of Pennsylvania.

     The Pennsylvania Warehousing and Safe Deposit Company is defined as an affiliate under the Investment Company Act of 1940 in that the Company owns 5% or more of the outstanding voting securities of such company. Further, if at the time of public sale of any of these shares the Company would be deemed a "control person," it would be necessary to register said shares under the Securities Act of 1933 prior to their sale.

                                                                         For the
                                                                       year ended
                                      December 31, 1996               December 31,
                            -------------------------------------         1996
                            Percent     Identified        Fair          Dividend
Shares                       Owned         Cost          Value           Income
-------                     -------     ----------     ----------     -------------
732        Pennsylvania
           Warehousing
           and Safe
           Deposit
           Company          16.92%       $71,399       $1,570,872        $82,716
                            =======      =======       ==========        =======

3. PURCHASES AND SALES OF SECURITIES
     The aggregate cost of securities purchased, the proceeds from sales and maturities of investments, and the cost of securities sold (excluding U.S. Government short-term securities) for the year ended December 31, 1996 were:

                                Historical                         Cost of
                                  Cost of      Proceeds from     Securities
                                Investments      Sales and        Sold and
                                 Purchased      Maturities         Matured
                                -----------    -------------    -------------
Common stocks................   $2,116,888      $3,675,509      $1,852,207
Mutual funds and other short-
  term securities............    4,715,863       4,109,693       4,109,693
                                ----------      ----------      ----------
     Total...................   $6,832,751      $7,785,202      $5,961,900
                                ==========      ==========      ==========

4. LEASE
     The Company rents office space under a lease expiring in April 1997. The lessor Company's President also serves on the Board of Directors of the Company. Minimum annual rental for this space is $5,100.

5. OTHER INFORMATION FOR THE YEAR ENDED
   DECEMBER 31, 1996
     Directors of the Company, who are not also employees, are paid a fee for attendance at meetings of the Board of Directors and its committees. Compensation of officers amounted to $103,125.

     Investment advisory fees payable monthly to Cooke & Bieler, Inc., are based on the monthly closing portfolio value, less the value of certain investments at an annual rate of .5 of 1%.

6. SUBSEQUENT EVENT
     A dividend from net investment income of $1,005,256 was declared on December 11, 1996 payable at $17.42 per share on January 31, 1997 to shareholders of record on December 31, 1996.

                        CONDENSED FINANCIAL INFORMATION

Selected data for each share of capital stock outstanding throughout each period:

                                             Year Ended December 31
                                1996       1995       1994       1993       1992
                               ---------------------------------------------------
----------------------------------------------------------------------------------
Investment income...........   $ 32.33    $ 30.77    $ 28.64    $ 27.52    $ 26.48
Expenses....................      6.68       5.97       5.59       5.38       5.58
                               -------    -------    -------    -------    -------
Net investment income.......     25.65      24.80      23.05      22.14      20.90
Dividends from net
  investment
  income....................    (25.67)    (26.73)    (22.99)    (22.09)    (20.89)
Net realized gain (loss) and
  increase (decrease) in
  unrealized appreciation...     90.93     170.09     (77.72)     13.19      35.21
                               -------    -------    -------    -------    -------
Net increase (decrease) in
  net asset value...........     90.91     168.16     (77.66)     13.24      35.22
Net asset value:
  Beginning of year.........    736.90     568.74     646.40     633.16     597.94
                               -------    -------    -------    -------    -------
  End of year...............   $827.81    $736.90    $568.74    $646.40    $633.16
                               =======    =======    =======    =======    =======
Annual ratio of expenses to
  average net assets........      0.86%      0.89%      0.89%      0.81%      0.91%
Annual ratio of net
  investment income to
  average net assets........      3.32%      3.72%      3.68%      3.34%      3.40%
Annual portfolio turnover
  rate......................      5.29%      4.67%      9.17%      9.16%      7.65%
Number of shares outstanding
  at end of period
  (in thousands)............        58         58        .59         60         61

                       See Notes to Financial Statements

                    CHANGES IN THE PORTFOLIO OF INVESTMENTS
                     (EXCLUSIVE OF SHORT-TERM INVESTMENTS)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1996

                                   PURCHASES

                                             Changes        Balance
                                              During      December 31,
                                            the Period        1996
                                            ----------    ------------
                                                 Number of Shares
                                            --------------------------
AMP Inc..................................      6,000         16,000
Int'l Business Machines..................      1,000          3,500
Motorola.................................      6,000         10,000
Readers Digest A.........................      3,000         21,500
Rubbermaid...............................     15,000         15,000
Xerox Corp. .............................      7,500          7,500

                                     SALES

                                                 Number of Shares
                                            --------------------------
American Greetings.......................     20,000            -0-
Avery Dennison Corp. ....................      5,000            -0-
Boeing Co. ..............................      1,000          2,500
Coca Cola................................      5,000         23,000
Dun & Bradstreet.........................     11,000            -0-
Imation..................................      1,000            -0-
State Street Boston Corp. ...............      4,000         12,000

                                     PART C

ITEM 24.      Financial Statements and Exhibits

              a.   Financial Statements


                   1)     Financial Statements filed in Part B:
                          Independent Auditors' Report
                          Statement of Assets and Liabilities -
                            December 31, 1996
                          Portfolio of Investments - December 31, 1996
                          Statement of Operations for the
                            Year Ended December 31, 1996
                          Statements of Changes in Net Assets for the
                            Years Ended December 31, 1996 and 1995
                          Notes to Financial Statements
                          Condensed Financial Information
                            for the Five Years Ended December 31, 1996
                          Changes in Portfolio of Investments
                            for the Six Months Ended December 31, 1996
                            (Unaudited)


                   2) All required financial statements are included in Part B hereof, all other financial statements and schedules are inapplicable

              b.   Exhibits

                   1)     See index on page 26


ITEM 25.      Persons Controlled by or Under Common Control

              None

ITEM 26.      Number of Holders of Securities


              As of December 31, 1996, there were 129 shareholders owning 57,707 shares of capital stock of the Registrant.


ITEM 27.      Indemnification


              Sections 1741 et seq. of the Pennsylvania Business Corporation Law (the PBCL) provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action is in, or not opposed to, the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable unless a court determines upon application that the person is fairly and reasonably entitled to indemnification despite the adjudication of liability. However,
              Section 1746 of the PBCL provides that the other sections of the law are not exclusive and that further indemnification may be provided by by-law, agreement or otherwise except where the act or failure to act giving rise to a claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The corporation is required to indemnify directors and officers against expenses they may incur in defending actions against themselves as such directors or officers if they are successful on the merits or otherwise in the defense of such actions.



              The Company's By-Laws also provide indemnification to the directors and officers of the Company to the fullest extent permitted by law. The Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to directors and officers for liabilities.

ITEM 28.      Business and Other Connections of Investment Adviser

              None

ITEM 29.      Principal Underwriters

              INAPPLICABLE

ITEM 30.      Location of Accounts and Records

              Mr. Charles Mather, III, President, The Finance Company of Pennsylvania, 226 Walnut Street, Philadelphia, Pennsylvania 19106

ITEM 31.      Management Services

               None

ITEM 32.      Undertakings

              INAPPLICABLE

                              S I G N A T U R E S




Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant (certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to paragraph (a) of rule 485 under the Securities Act of 1933) and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Philadelphia and Commonwealth of Pennsylvania on the 25th day of April 1997.






                                        The Finance Company of Pennsylvania
                                        -----------------------------------
                                                  (Registrant)




                                        By /s/ CHARLES MATHER, III
                                          ---------------------------------
                                          (Charles Mather, III, President)

                                 EXHIBIT INDEX


EX-99.B1      (1)   Articles of Incorporation as amended December 29, 1961
                    and April 21, 1964 are included herein.



EX-99.B2(A)   2(a)  By-Laws as amended through February 19, 1997 are included herein.



EX-99.B5      (5)   Investment Advisory Contract between Registrant and Cooke
                    & Bieler, Inc. Dated February 4, 1987 is included herein.



EX-99.B8A     8(a)  Custodian Agreement between Registrant and United
                    Missouri Bank, N.A. dated October 24, 1994 is incorporated by reference to Exhibit (8)(a) of the Registrant's Post
                    Effective Amdendment No. 20 to its Registration Statement on Form N-1A.



EX-99.B17    (17)   Financial Data Schedules are included herein.